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Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Burton
Kevin Vaughn
Jane Park
Suzanne Hayes

Re:	Omega Therapeutics, Inc.
Amended Draft Registration Statement on Form S-1
Submitted June 22, 2021
CIK No. 0001850838

Ladies and Gentlemen:

On behalf of our client, Omega Therapeutics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Company previously submitted to the Commission on a confidential basis on June 22, 2021 an amendment to a Draft Registration Statement on Form S-1 (the “Draft Submission”).

The Registration Statement reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Mahesh Karande, the Company’s President and Chief Executive Officer, dated July 7, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments with the Company’s responses following. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

July 9, 2021

Certain Definitions, page iii

1.

We note your response to comment three, however Rule 421(b)(3) indicates that you should not rely on a glossary as the primary means of explaining information presented in your prospectus. Please revise to ensure the acronyms referencing disease conditions are clear from the context the first time they are referenced.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 1, 4, 5, 115, 116 and 117 of the Registration Statement.

Hepatocellular Carcinoma, page 129

2.

The graphic under the heading “OTX-2002 reduced viability of HCC cancer cells but not healthy human liver cells (in vitro)” at the top of page 130 contains text that is illegible. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the graphic at the top of page 130 of the Registration Statement.

Please do not hesitate to contact me at (617) 948-6027 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	Mahesh Karande, Omega Therapeutics, Inc.

Peter N. Handrinos, Latham & Watkins LLP

Seo Salimi, Goodwin Procter LLP